

October 2, 2020

Via Email

Eric R. Smith, Esq.
Venable LLP
750 E. Pratt Street, Suite 900
Baltimore, MD 21202

> **Re:** **TESSCO Technologies Incorporated**
> **Preliminary Consent Solicitation Statement filed on September 25, 2020**
> **Filed by Robert B. Barnhill, Jr., et al.**
> **File No. 001-33938**

Dear Mr. Smith:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Preliminary Consent Solicitation Statement

General

1. In your revised preliminary consent solicitation statement, please attach a preliminary copy of your form of consent card. See Rule 14a-6(a).

2. Please note that you must avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. In that regard, please provide us supplementally, or disclose, the factual foundation for referring to certain incumbent directors as "Underperforming Directors" throughout the preliminary consent solicitation statement. Please note that the factual foundation for such assertion must be reasonable. See Rule 14a-9.

Reasons for Our Solicitation, page 2

3. Please describe the Board's resignation policy, including the percentage of votes cast that a director must receive in order to avoid triggering the policy and the requirements of the policy in the event that it is triggered.

Background of the Consent Solicitation, page 5

4. Please disclose whether the Company's mandatory retirement policy will impact any of the other incumbent directors' ability to stand for reelection at the Company's next annual meeting.

Questions and Answers About the Consent Solicitation, page 8

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the consent solicitation statement or provided to the staff on a supplemental basis. In that regard, please provide support for the following statement:

    - "We believe that the current Board will be required by their fiduciary duties under Delaware law to approve the Nominees in accordance with the Credit Agreement . . . ."

6. We note the following statement: "The adoption of the Proposals may have other effects on the outstanding equity awards of the Company." Notwithstanding the references to the Company's 2020 proxy statement and consent solicitation statement, please describe such other effects that the adoption of the Proposals may have on the outstanding equity awards.

Proposal 2: Election of Directors, page 14

7. We note your reference on page 16 to "a substitute candidate selected by Mr. Barnhill." In your response letter, please confirm that if a substitute candidate is selected, you will file an amended consent solicitation statement that (1) identifies the substitute candidate, (2) discloses whether such candidate has consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such candidate.

8. We note your statement on page 16 that "it is possible that some, but not all, of the Underperforming Directors may be removed pursuant to Proposal 1." In such a scenario, please clarify how Nominees will be selected to fill the vacancies if they receive the same number of votes.

Proposal 3: Repeal of Any Bylaw Provisions Adopted Since August 7, 2020, page 17

9. Please disclose whether, to your knowledge, any provision of the Company's Bylaws has been adopted after August 7, 2020 without the approval of shareholders. If so, please describe such provision.

Solicitation of Consents; Expenses, page 22

10. Please disclose whether any reimbursement that you may seek from the Company for the costs of the Consent Solicitation will be submitted to a vote of the Company's shareholders. See Item 4(b)(5) of Schedule 14A.

Other Information, page 23

11. We note that you refer shareholders to the Company's consent revocation statement for certain disclosures. Please be advised that we believe reliance on Rule 14a-5(c) before the Company distributes the information to shareholders would be inappropriate. Alternatively, if you determine to disseminate your consent solicitation statement prior to the distribution of the Company's consent revocation statement, you must undertake to provide any omitted information to shareholders. Please advise us as to your intent in this regard.

12. Please clarify the specific line items within Schedule 14A that you have seemingly sought to satisfy by referencing the Company's consent revocation statement through ostensible reliance upon Rule 14a-5(c).

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me, at (202) 551-8729, or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Gabriel M. Steele, Esq.